Exhibit 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND OF

EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth our ratio of earnings to fixed charges and of earnings to combined fixed charges and preferred stock dividends for each of the periods indicated:

	Year ended December 31,
	2010	2009	2008	2007	2006
Ratio of earnings to fixed charges (1)	—	—	—	—	—
Ratio of earnings to combined fixed charges and preferred stock dividends (1)	—	—	—	—	—

(1)	Earnings were not sufficient to cover fixed charges or combined fixed charges and preferred stock dividends for each of the periods indicated. Earnings consist of income (loss) before provision for income taxes plus fixed charges. Fixed charges consist of interest charges and that portion of rental payments under operating leases we believe to be representative of interest. Earnings for the years ended December 31, 2010, 2009, 2008, 2007 and 2006 were insufficient to cover fixed charges, and fixed charges and preferred stock dividends, by $147.6, $116.8, $202.9, $148.3 and $135.8 (in millions), respectively. For this reason, no ratios are provided for these periods